March 10, 2025

Svetlana Belychova
Chief Executive Officer
Orbit Innovations Group Inc.
Vrabci 9
Prague, Czech Republic 18200

       Re: Orbit Innovations Group Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 11, 2025
           File No. 333-283342
Dear Svetlana Belychova:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed February 11, 2025 Management's Discussion and Analysis or Plan of Operation, page 16

1. Please revise to include discussion of the three months ended December 31, 2024.
       Refer to Item 303(c) of Regulation S-K.
Description of Business
Government Regulation, page 25

2. We note that you have commenced operations. Revise this disclosure accordingly, if applicable. Refer to Item 101(h)(4)(ix) of Regulation S-K.
 March 10, 2025
Page 2
Unaudited Financial Statements
Statements of Operations, page F-10

3. Based on the share activity reflected on page F-11, it appears that the weighted average number of common shares outstanding for the three months ended December
       31, 2024 was 2,544,000. Please revise accordingly.
4. Your statements of operations and cash flows should include a comparable period of the preceding fiscal year, i.e. inception to December 31, 2023. Refer to Rule 8-03 of
       Regulation S-X.
Item 16. Exhibit Index, page II-2

5. Please include the consent associated with your counsel's legal opinion as a separate exhibit to the Registration Statement. This additional exhibit may cross reference to the Opinion of Counsel filed as Exhibit 5.1. Refer to Item 601(b)(23)(i) of Regulation
       S-K.

       Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services